UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November 2010
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

     On November 22, 2010, Telvent GIT, S.A. (the “Company”) held its Extraordinary Meeting of Shareholders. The following provides the tabular results of the matters voted on by the shareholders:1

	Issue	For	Against	Abstain	Broker Non-Votes
1	Ratification and appointment, as appropriate, of Directors.	24,901,545	3,274,552	823,008	0

2	Authorization of the Board of Directors to repurchase its ordinary shares, directly or indirectly through Group Companies, in accordance with current legislation	25,668,318	2,971,192	359,595	0

3	Authorize the Board of Directors with express powers of substitution, to interpret, amend, complement, execute, registration, substitution of powers and adaptation of the agreements to be adopted by the shareholders at this meeting.	25,286,763	3,661,774	50,568	0

[1]	The numbers are based on 29,370,067 ordinary shares that attended the meeting in person or by proxy. The total number of ordinary shares outstanding for voting purposes is 33,723,197, which does not include the 370,962 ordinary shares that the Company repurchased from Telvent Corporation, S.L. on September 15, 2009. As disclosed in the Company’s prospectus filed pursuant to Rule 424(b)(1) with the Securities and Exchange Commission on October 28, 2009, such shares held by the Company do not have voting or dividend rights so long as they are owned by the Company and are not treated as outstanding for financial reporting purposes. However, under Spanish law, such shares continue to count towards a quorum for purposes of any matters presented for a vote of the shareholders. Therefore, for purposes of determining a quorum, 34,094,159 ordinary shares remain outstanding.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Ignacio González
	Name:	Ignacio González
	Title:	Chief Executive Officer

Date:	November 30, 2010